SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 235,214 shares of Common Stock**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 235,214 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 235,214 shares of Common Stock**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IA

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 12, 2019 (the "Original Schedule 13D"), Amendment No.1 filed with the SEC on January 30, 2020 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on February 21, 2020 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Cellular Biomedicine Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2. This Amendment No. 3 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2020, the Consortium Agreement was amended (the "Consortium Agreement Amendment No. 1") to add Velvet Investment Pte. Ltd. ("GIC") and Casdin Partners Master Fund, L.P. ("Casdin Capital" and together with GIC, the "New Members") to the Buyer Consortium and to remove Maplebrook from the Buyer Consortium by terminating the Consortium Agreement with respect to Maplebrook.

The Consortium Agreement Amendment No. 1 was entered into by and among Dangdai, Mission Right, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill and the New Members (all of the foregoing collectively, the "Additional Consortium Members"), Maplebrook and the Initial Consortium Members.

For the purposes of the Schedule 13D, and where the context so provides, all references to the "Buyer Consortium" shall be deemed to include the New Members and shall no longer include Maplebrook.

References to Consortium Agreement Amendment No. 1 in this Amendment No. 3 are qualified in their entirety by reference to Consortium Agreement Amendment No. 1 attached hereto as Exhibit 6 and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Amendment No. 3 is calculated based upon an aggregate of 19,355,292 shares of Common Stock outstanding as of February 24, 2020 as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 5 Pages

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement (as amended by the Consortium Agreement Amendment No. 1 and as may be further amended, restated, supplemented or modified from time to time) and the Adherence Agreements, the Reporting Person and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 8,167,957 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 47,679 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 39.7% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of the Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Person has not transacted in any shares of Common Stock in the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows: The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6	Amendment No. 1 to Consortium Agreement, dated March 30, 2020 by and among the Initial Consortium Members, Maplebrook and the Additional Consortium Members.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: March 30, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

Amendment No. 1 to Consortium Agreement

This Amendment No. 1 to Consortium Agreement (this “Amendment”) is entered into on March 30, 2020

BY:

(a)	Velvet Investment Pte. Ltd., a company organized and existing under the Laws of Singapore with its registered address at 168 Robinson Road, #37-01 Capital Tower, Singapore 068912 (“GIC”);

(b)	Casdin Partners Master Fund, L.P., an exempted limited partnership established under the Laws of the Cayman Islands with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (“Casdin Capital” and, together with GIC, each, an “Additional Party” and collectively, the “Additional Parties”); and
(c)	Parties listed on Annex A to this Amendment (the “Existing Parties”).

RECITALS:

(A)       The Existing Parties are parties to that certain consortium agreement initially dated November 9, 2019 (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”, and the Consortium Agreement as of immediately prior to the execution and delivery of this Amendment, the “Original Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)       Each Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Amendment, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AMENDMENT WITNESSES as follows:

1.	Defined Terms

(a)       Capitalized terms used but not defined herein shall have the meanings set forth in the Original Consortium Agreement.

(b)       This Amendment shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	Assumption of Obligations

The Existing Parties and the Additional Parties hereby acknowledge, confirm and agree that each Additional Party will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of the initial execution thereof. The Existing Parties and the Additional Parties hereby acknowledge, confirm and agree that where there is a reference to a “Party” in the Consortium Agreement, it shall be deemed to include a reference to each Additional Party and with effect from the date hereof, all the rights and benefits of a Party provided under the Consortium Agreement will be accorded to each

Additional Party as if it had been a Party under the Consortium Agreement at the date of the initial execution thereof. The amount of Cash Contribution proposed to be made by each Additional Party, whether such Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of such Additional Party are set forth in Schedule A hereto.

3.	Amendments to the Original Consortium Agreement

(a)       Section 2.2(a) of the Original Consortium Agreement is hereby amended and restated in its entirety as follows:

“(a) The Parties agree that the Lead Investors shall have the right to engage (including the scope and engagement terms), terminate or change all joint Advisors to the Buyer Consortium in connection with the Transaction (such joint Advisors to the Buyer Consortium engaged by the Lead Investors in accordance with this Section 2.2(a), the “Joint Advisors”). The Parties agree and acknowledge that Kirkland & Ellis has been jointly selected by the Buyer Consortium as U.S. legal counsel to represent the Buyer Consortium in connection with the Transaction and shall be a “Joint Advisor” under this Agreement.”

(b)       The Original Consortium Agreement is hereby amended by adding the following paragraph as Section 7.4:

“Section 7.4 Publicity. Notwithstanding anything to the contrary in this Article VII, without the prior written consent of a Private Party, none of the other Parties or any of his, her or its Affiliates or the Representatives of the foregoing shall use, publish or reproduce the name of such Private Party or its Affiliates or any similar name, trademark or logo in any of their announcements, press release, marketing, advertising or promotion materials or otherwise for any marketing, advertising or promotional purposes. With respect to the announcements or press release regarding the subject matter of the Consortium Agreement, before issuance of such announcements or press release, each Private Party shall be granted reasonable opportunity to review and comment on any disclosure relating to such Private Party and its Affiliates. Without the prior written consent of a Private Party, no announcements or press release shall be issued by any other Party if containing any information of such Private Party and its Affiliates.”

(c)       Section 10.6 of the Original Consortium Agreement is hereby amended and restated in its entirety as follows:

“Section 10.6 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, each of Hillhouse, TF Capital and GIC may assign its rights and obligations under this Agreement, in whole or in part, to any of its Affiliates, any of the investment funds managed by or advised by it or any of its Affiliates, or any of the investment vehicles of it, such Affiliate or such investment fund (other than any portfolio companies of it, such Affiliate or such investment fund), but no such assignment shall relieve Hillhouse, TF Capital or GIC (as the case may be) from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.”

(d)       The definition of “Affiliates” set forth in Section 11.1(g) of the Original Consortium Agreement is hereby amended and restated in its entirety as follows:

““Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person; provided that, with respect to GIC, “Affiliates” of GIC means a person (i) who, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, GIC and (ii) who is primarily engaged in the business of private equity investment.”

(e)       The definition of “Permitted Transfer” set forth in Section 11.1(tt) of the Original Consortium Agreement is hereby amended and restated in its entirety as follows:

““Permitted Transfer” means a Transfer of Covered Securities by a Party to (i) an Affiliate of such Party which is Controlled by such Party, (ii) a member of such Party’s immediate family or a trust for the benefit of such Party’s or any member of such Party’s immediate family, (iii) any heir, legatees, beneficiaries and/or devisees of such Party or (iv) if such Party is Hillhouse, TF Capital or GIC, to any of the Affiliates of such Party, any of the investment funds managed or advised by such Party or any of its Affiliates, or any of the investment vehicles of such Party, such Affiliate or such investment fund; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, an Adherence Agreement in the form attached hereto as Schedule B.”

(f)       Section 11.1 of the Original Consortium Agreement is hereby amended by adding the following definitions:

“(kkk) “Casdin Capital” means Casdin Partners Master Fund, L.P., an exempted limited partnership established under the Laws of the Cayman Islands with its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(lll) “GIC” means Velvet Investment Pte. Ltd., a company organized and existing under the Laws of Singapore with its registered address at 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(mmm) “Private Party” means each of Hillhouse and GIC.”

4.	Representations And Warranties
(a)	Each Additional Party, severally and not jointly, represents and warrants, as to itself only, to each of the other Parties as follows:
(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Amendment.

(2)	Due Authorization

It has full power and authority to execute and deliver this Amendment and the execution, delivery and performance of this Amendment by it has been duly authorized by all necessary action on its behalf.

(3)	Legal, Valid and Binding Obligation

This Amendment has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Amendment, neither it nor any of its Affiliates Beneficially Owns or own of record any shares of Common Stock, Company Options and Company RSUs (or any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock). It will be the sole record holder and Beneficial Owner of its Additional Company Securities and will have (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in the Consortium Agreement with respect to its Additional Company Securities. As of the date of this Amendment, neither it nor any of its Affiliates has taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

It acknowledges that the Existing Parties and the other Additional Party(ies) have consented to the admission of it to the Buyer Consortium on the basis of and in reliance upon (among other things) its representations and warranties in Sections 4(a)(1) to 4(a)(4) above as to itself, and the Existing Parties’ and the other Additional Party(ies)’ consent was induced by such representations and warranties.

5.	Termination with respect to Maplebrook Limited

Maplebrook Limited (“Maplebrook”) executed an Adherence Agreement and became a party to the Consortium Agreement on February 21, 2020. Notwithstanding anything to the contrary in the Original Consortium Agreement, each of the Existing Parties and the Additional Parties agrees that the Consortium Agreement shall terminate (the “Maplebrook Termination”) with respect to Maplebrook, and Maplebrook shall not have any rights or obligations under the Consortium Agreement, whether accruing prior to or after the Maplebrook Termination, in each case effective upon the execution and delivery of this Amendment by the parties hereto. For the avoidance of doubt, the Existing Parties and the Additional Parties agree that (a) Maplebrook shall not have any obligation under Article III of the Consortium Agreement, whether accruing prior to or after the Maplebrook Termination, and (b) the Consortium Agreement shall remain in full force and effect with respect to the other Parties thereto following the Maplebrook Termination.

6.	Miscellaneous

(a)       For avoidance of doubt, notwithstanding any provision of the Consortium Agreement and this Amendment to the contrary, the Consortium Agreement as amended by this Amendment shall not be binding on, or restrict the activities of, or applicable to, any entity of GIC that primarily engages in investment and trading in the secondary securities market.

(b)       The Parties agree that all other provisions of the Original Consortium Agreement shall, subject to Section 3 and Section 5, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties (other than Maplebrook) in accordance with their terms. This Amendment forms an integral and inseparable part of the Original Consortium Agreement.

(c)       Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Amendment.

(d)       All references to the Consortium Agreement (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) in the Original Consortium Agreement shall refer to the Consortium Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Consortium Agreement and references in the Consortium Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to November 9, 2019.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Velvet Investment Pte. Ltd.

By: /s/ Suresh Balasubramanian

Name: Suresh Balasubramanian

Title: Director

Notice details:

Address: Unit 1928, China World Tower 1, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, the People’s Republic of China
Attention: Korwin Chiu
Email: korwinchiu@gic.com.sg

Phone: (86) 10 6535 1055

Fax: (86) 10 6535 1078

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Casdin Partners Master Fund, L.P.

By: Casdin Partners GP, LLC, its General Partner

By: /s/ Eli Casdin

Name: Eli Casdin

Title: Managing Member

Notice details:

Address: 1350 Avenue of the Americas, Suite 2600, New York, NY 10019
Attention: Lawrence Canzoneri, Chief Financial Officer
Email: Lawrence@casdincapital.com

Phone: 212-554-4952

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Hillhouse Bio Holdings, L.P.

By: Hillhouse Bio Holdings GP, Ltd.

its general partner

By: /s/ Colm John O’Connell

Name: Colm John O’Connell

Title:Director

Notice details:

Address: Suite 2202, 22nd Floor, Two International

Finance Centre, 8 Finance Street, Central, Hong Kong

Attention: Qingqing Yi

Email: myi@hillhousecap.com

Phone: (+852) 2179 1988

Fax: (+852) 2179 1900

with a copy to: Adam Hornung

Email: Legal@hillhousecap.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Nicholas Norris; Daniel Dusek; Xiaoxi Lin

Email: nicholas.norris@kirkland.com;

daniel.dusek@kirkland.com; xiaoxi.lin@kirkland.com

Fax: (+852) 3761 3301

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

TF Capital Ranok Ltd.

By: /s/ Tingting Zhang

Name: Tingting Zhang

Title:Director

Notice details:

Address: Unit 705, Tower 1, 88 Keyuan Road, German Center,

Pudong New District, Shanghai 201203, China

Attention: Tingting Zhang

Email: tingting.zhang@tfcapital.net

Phone: (+86) 21 5019 8835

Fax: (+86) 21 5019 8837

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Bizuo (Tony) Liu

By: /s/ Bizuo (Tony) Liu

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email: tonybizliu@gmail.com

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Li (Helen) Zhang

By: /s/ Li (Helen) Zhang

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email: zhang.helen2@gmail.com

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Yihong Yao

By: /s/ Yihong Yao

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email: oliver_67@yahoo.com

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Chengxiang (Chase) Dai

By: /s/ Chengxiang (Chase) Dai

Notice details:

Address: 1345 Avenue of Americas, 15th Floor, New York, New York 10105

Email: chxdai@hotmail.com

Phone: (+1) 347 905 5663

Fax: (+1) 347 679 8203

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Dangdai International Group Co., Limited

By: /s/ Chen Jie

Name: Chen Jie

Title: Executive Vice President

Notice details:

Address: Room 2105-07, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong

Attention: Chen Jie

Email: chen.jie@dangdaigroup.com.cn

Phone: (+852) 3892 2718

Fax: (+852) 3892 2799

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Mission Right Limited

By: /s/ Chiu Tao

Name: Chiu Tao

Title: Director

Notice details:

Address: Rooms 4503-05, 45th Floor, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong

Attention: Jackie Wah

Email: jackie.wah@cstgrouphk.com

Phone: +852 2856 9300

Fax: +852 2824 2616

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Wealth Map Holdings Limited

By: /s/ James Xiao Dong Liu

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Earls Mill Limited

By: James Xiao Dong Liu

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Maplebrook Limited

By: /s/ Ruth Beaven

Name: Ruth Beaven

Title: Authorized Signatory of RT Sing Marina Limited, Director of Maplebrook Limited

By: /s/ Ruth Beaven

Name: Ruth Beaven

Title: Authorized Signatory of RT Sing Raffles Limited, Director of Maplebrook Limited

Notice details:

Address: Maplebrook Limited

C/O Sequent (Singapore) Ltd

One Raffles Quay

25-00 North Tower

Singapore 048583

Attention: Andre Mignot
Email: andre.mignot@sequent.limited

Phone: +65 3165 6173

Fax: N/A

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Viktor Pan

/s/ Viktor Pan

Notice details:

Address: Mingyue Road 1118, No. 30

Shanghai 201206, China

Email: viktor.pan@outlook.com

Phone: +86 15000500071

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

Zheng ZHOU

/s/ Zheng ZHOU

Notice details:

Address: Flat B, 25/F, Tower 6, Marinella, 9 Welfare Road, Aberdeen, Hong Kong

Email: mikezzhou@gmail.com

Phone: +852 92283505

IN WITNESS WHEREOF, the undersigned has executed this Amendment and delivered this Amendment as of the day and year first above written.

OPEA SRL

By: /s/ Edoardo Fontana

Name: Edoardo Fontana

Title: Managing Director

Notice details:

Address: OPEA SRL

Via Cesare Battisti 1

20122 Milan
Attention: Edoardo Fontana
Email: edoardo.fontana@opeaholding.com

Phone: +39 3453306940

Fax: +39 02 76394692

Annex A
Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai

Dangdai International Group Co., Limited

Mission Right Limited

Wealth Map Holdings Limited

Earls Mill Limited

Maplebrook Limited

Viktor Pan

Zheng Zhou

OPEA SRL